Interim Results for the Third Quarter and Nine Months ended 30 September 2025

TORM PLC
120 CANNON STREET
LONDON, EC4N 6AS,UNITED KINGDOM
COMPANY: 09818726

Highlights

"TORM delivered its strongest quarterly result so far in 2025, demonstrating the strength of our integrated operating model and the people behind it," says Jacob Meldgaard, adding: "We continue to deliver market-leading performance and create long-term value for our shareholders."

In the third quarter of 2025, TORM generated time charter equivalent earnings (TCE) of USD 236.4m including unrealized losses on derivatives of USD 7.3m (2024, same period: USD 263.4m including unrealized gains on derivatives of USD 0.8m). Adjusted EBITDA for the Group totaled USD 159.4m (2024, same period: USD 190.9m), while net profit for the period amounted to USD 77.6m (2024, same period: USD 130.7m), reflecting a development in line with previous quarters. Although rates firmed during the third quarter of 2025, overall freight rate levels for the first nine months of the year were lower compared to 2024, underscoring a normalization of market conditions.

In the first nine months of 2025, TORM achieved TCE of USD 658.7m including unrealized losses on derivatives of USD 11.6m (2024, same period: USD 920.1m including unrealized losses on derivatives of USD 0.6m) and an adjusted EBITDA for the Group of USD 426.0m (2024, same period: USD 709.2m) and a net profit of USD 199.2m (2024, same period: USD 534.1m).

Geopolitical volatility and broader vessel sanctions continued to add complexity and underpin the tanker market this quarter. In this market, TORM achieved TCE rates of USD/day 31,012 on average (2024, same period: USD/day 33,722), and available earning days increased to 7,859 (2024, same period: 7,788). Our vessel class LR2 achieved TCE rates of USD/day 38,685, the LR1 vessels achieved TCE rates of USD/day 29,508, and the MR vessels achieved TCE rates of USD/day 28,632.
For the third quarter of 2025, Return on Invested Capital amounted to 13.8% (2024, same period: 20.3%) reflecting the lower freight rates compared to the very high levels seen a year ago, and basic EPS amounted to USD 0.79 (2024, same period: USD 1.38).

Business Highlights
In the third quarter of 2025, TORM completed the sale and delivery of the two 2008-built MR vessels; TORM Discoverer and TORM Voyager. TORM further sold the 2007-built MR vessel TORM Adventurer and acquired a 2010-built LR2 vessel, with both transactions scheduled for delivery in the fourth quarter of 2025.

In the fourth quarter, TORM has also agreed to acquire an additional four 2014-built MR vessels. After completion of these transactions, TORM's fleet size will be 92 vessels. Based on broker valuations, TORM's fleet had a market value of USD 2,864.4m (2024, same date: USD 3,866.1m) and TORM's consolidated Net Asset Value (NAV) was USD 2,400.8m as of 30 September 2025 (2024, same date: USD 3,353.5m).

Financing
In July 2025, TORM secured financing commitments of up to USD 857m on attractive terms to refinance two existing syndicated loans and lease agreements covering 22 vessels. The new structure, combining term and revolving credit facilities, strengthens the company's capital flexibility and extends its maturity profile.To date, TORM has repurchased 13 of the 22 vessels. Two additional purchase options have been exercised, with one vessel expected to be delivered in the fourth quarter of 2025 and the other in the first quarter of 2026, while the remaining vessels are scheduled for repurchase during 2026.

The refinancing, together with expected lower maintenance cost, is anticipated to reduce TORM's cash break-even rate. This improved structure may support higher dividend payout ratios, potentially providing additional returns to shareholders.

Coverage
As of 31 October 2025, TORM had covered 55% of the Q4 2025 earning days at an average rate of USD/day 30,156. By vessel class, coverage stood at 65% for LR2s at USD/day 33,726, 48% for LR1s at USD/day 27,907 and 52% for MRs at USD/day 28,949.

For the full-year 2025, 89% of the earning days have been fixed at an average rate of USD/day 28,281. The remaining 11% of the earning days in 2025 - equivalent to 3,625 days - remain open and thus subject to market fluctuations. A change in freight rates of USD/day 1,000 will, all else equal, impact EBITDA by approximately USD 4m.

Key Figures

USDm	Q3 2025	Q3 2024	Q1-Q3 2025	Q1-Q3 2024	FY 2024
Income statement					
Revenue	342.6	372.1	986.9	1,253.8	1,559.2
Time charter equivalent earnings (TCE) [1] [5]	236.4	263.4	658.7	920.1	1,134.8
Gross profit [1]	177.3	203.4	475.6	743.2	895.6
EBITDA [1]	152.1	191.7	414.4	708.6	850.8
Adjusted EBITDA [1]	159.4	190.9	426.0	709.2	844.2
Operating profit (EBIT)	99.0	142.3	255.9	569.3	658.8
Financial items	-20.2	-11.5	-48.3	-34.6	-49.3
Net profit for the year/period	77.6	130.7	199.2	534.1	611.5
Net profit excl. non-recurring items [1]	82.7	119.6	189.4	495.9	560.7
Balance sheet and cash flow					
Non-current assets	2,680.0	2,720.0	2,680.0	2,720.0	2,854.3
Total assets	3,197.7	3,414.6	3,197.7	3,414.6	3,469.6
Equity	2,152.7	2,041.8	2,152.7	2,041.8	2,074.8
Total liabilities	1,045.0	1,372.8	1,045.0	1,372.8	1,394.8
Invested capital [1]	2,827.9	2,851.3	2,827.9	2,851.3	3,005.4
Net interest-bearing debt [1]	689.5	824.9	689.5	824.9	947.6
Net Asset Value (NAV) excl. NCI [2]	2,400.8	3,353.5	2,400.8	3,353.5	2,853.8
Cash and cash equivalents, incl. restricted cash	219.7	398.3	219.7	398.3	291.2
Investment in tangible fixed assets	29.5	216.7	89.5	700.3	911.1
Free cash flow [1]	115.9	87.8	408.8	406.2	384.7

	Q3 2025	Q3 2024	Q1-Q3 2025	Q1-Q3 2024	FY 2024
Key financial figures [1]					
Gross margins:					
Gross profit	51.8%	54.7%	48.2%	59.3%	57.4%
EBITDA	44.4%	51.5%	42.0%	56.5%	54.6%
Adjusted EBITDA	46.5%	51.3%	43.2%	56.6%	54.1%
Operating profit (EBIT)	28.9%	38.2%	25.9%	45.4%	42.3%
Return on Equity (ROE)	14.6%	25.6%	12.6%	38.4%	32.7%
Return on Invested Capital (ROIC)	13.8%	20.3%	11.3%	28.7%	24.3%
Adjusted ROIC	13.6%	19.7%	10.7%	27.0%	22.2%
Equity ratio	67.3%	59.8%	67.3%	59.8%	59.8%
TCE per day (USD) [5]	31,012	33,722	28,151	39,626	36,061
OPEX per day (USD) [5]	7,268	7,605	7,673	7,536	7,477
Net Loan-to-value (LTV) ratio [5]	24.3%	22.9%	24.3%	22.9%	26.6%
Share-related key figures [1]					
Basic earnings per share (USD)	0.79	1.38	2.03	5.77	6.54
Diluted earnings per share (USD)	0.77	1.35	1.98	5.61	6.36
Dividend per share (USD) [6]	0.62	1.20	1.42	4.50	5.10
Net Asset Value per share (NAV/share) (USD) [2]	24.5	35.2	24.5	35.2	29.3
Share price in DKK [3]	130.7	227.6	130.7	227.6	138.4
Share price in USD [3]	20.6	34.2	20.6	34.2	19.5
Number of shares (m) [3] [4]	98.0	95.2	98.0	95.2	97.3
Number of shares, weighted average (m) [4]	98.0	94.4	97.7	92.7	93.6

[1] For definition of the calculated key figures, please refer to the glossary on pages 28 to 33.
[2] Based on broker valuations as of 30 September 2025, excluding charter commitments.
[3] End of period.

[4] Excluding treasury shares.
[5] For Tanker segment.
[6] Dividend per share includes declared and proposed dividends.

Financial Review

TCE

The TCE rate/day decreased by 29% from USD 39,626 to USD 28,151 in the first nine months of 2025 compared to the same period last year. This decrease was primarily a result of a decrease in revenue due to changed market conditions.

Revenue for the first nine months of 2025 decreased by USD 266.9m to USD 986.9m compared to the same period last year (USD 1,253.8m). In the first half of 2024, the product tanker market was strongly affected by geopolitical tensions and the Houthi attacks against commercial vessels at the Bab al Mandeb Strait resulting in the rerouting to go around the Cape of Good Hope with a positive ton-mile effect on freight rates. During Q3 2024 and since then, the effects have been partly offset by crude tankers cannibalizing LR2 trades of clean petroleum products. Even though trade flows have increased again in the first nine months of 2025, and cannibalization is lower than in the end of 2024, the average levels are still below the average levels seen in the same period last year, which is the primary reason for the decrease in revenue.

Revenue in Q3 2025 alone decreased by 8% or USD 29.5m to USD 342.6m compared to the same quarter last year, due primarily to high freight rates in the beginning of Q3 2024. For further elaboration of the market developments, refer to the "The Product Tanker Market" section.

Port expenses, bunkers, commissions, and other cost of goods sold for the first nine months of 2025 were USD 321.2m, a decrease of USD 7.4m compared to USD 328.6m in the same period last year. The change can be attributed to decreased bunker expenses and increased net gains on derivative financial instruments regarding freight and bunkers for a total of USD 22.1m, offset by increased activity in the Marine Engineering segment and slightly higher port expenses in the Tanker segment.

Port expenses, bunkers, commissions, and other cost of goods sold in Q3 2025 were USD 105.9m, on par with the same period last year (USD 106.0m), however, driven by reduced bunker expenses offset by higher port expenses.

Assets

As of 30 September 2025, total assets were USD 3,197.7m (31 December 2024: USD 3,469.6m), a decrease of USD 271.9m since the end of 2024. The decrease is mainly driven by a decrease in the carrying amount of vessels and capitalized dry docking of USD 172.8m, other receivables of USD 35.3m, and cash and cash equivalents incl. restricted cash of USD 71.5m.

The carrying value of the fleet was USD 2,653.9m as of 30 September 2025 (31 December 2024: USD 2,826.7m). The decrease was due to the sale of the six MR and LR2 vessels described in the Q1 and Q2 2025 reports. In addition, the MR vessel, TORM Adventurer, was recognized as assets held for sale as of 30 September 2025. In total, these divestments aggregate to a total of USD 103.0m decrease in the carrying amount of the fleet since 31 December 2024. Further, the decrease can be explained by regular depreciation of USD 154.4m offset by capitalized dry docking and vessel modifications of USD 84.6m.

Based on broker valuations, TORM's fleet on water had a market value of USD 2,864.4m as of 30 September 2025, 7% above carrying value (31 December 2024: USD 3,582.9m, 27% above carrying value).

TORM´s liquidity position as of 30 September 2025 was USD 652.3m including restricted cash of USD 10.4m and undrawn credit facilities of USD 432.6m (31 December 2024: USD 614.8m including restricted cash of USD 19.3m and undrawn credit facilities of USD 323.6m).

Equity

As of 30 September 2025, TORM's equity was USD 2,152.7m (31 December 2024: USD 2,074.8m), an increase of USD 77.9m. The development was mainly driven by an increase in retained profit from the net profit for the period of USD 199.2m, offset by dividends paid of USD 136.9m.

Liabilities

As of 30 September 2025, total liabilities were USD 1,045.0m (31 December 2024: USD 1,394.8m). The decrease was primarily driven by reduced borrowings of USD 326.9m, of which the majority relate to the refinancing of the two existing syndicated loans as well as lease agreements covering 22 vessels as described in the "Highlights" section. In executing the refinancing, we utilized available liquidity to reduce borrowings and concurrently strengthened our financial flexibility through increased revolving credit facilities. This prioritization has reduced the net loan-to-value ratio.

Cash Flow Statement

Net cash flow from operating activities for the first nine months of 2025 was USD 363.9m (2024, same period: USD 706.1m). The decrease was primarily driven by a reduction in the net profit for the period.

Net cash flow from investing activities for the first nine months of 2025 was USD 44.9m (2024, same period: USD -299.9m). The improved cash flow from investing activities is largely a result of no deliveries of purchased vessels in the first nine months of 2025 compared to the same nine-month period last year, offset by increased dry-docking activities.

Net cash flow from financing activities for the first nine months of 2025 was USD -471.4m (2024, same period: USD -278.6m). The change in cash flow compared to the same period last year is mainly driven by the major refinancing executed during Q2 2025 as described on page 2. The development is offset by a reduction in dividends paid of USD 300.8m in the first nine months of 2025 compared to the same period last year.

Distribution

Today, TORM's Board of Directors has approved an interim dividend for the third quarter of 2025 of USD 0.62 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 60.7m. The distribution for the quarter is equivalent to 78% of net profit and reflects the Distribution Policy. The payment date is 03 December 2025 to all shareholders on record as of 20 November 2025, and the ex-dividend date is 19 November 2025 for the shares listed on Nasdaq OMX Copenhagen and 20 November 2025 for the shares listed on Nasdaq New York.



The Product Tanker Market

Market Developments in Q3 2025

Clean petroleum product trade volumes in Q3 2025 gained momentum, increasing 4% quarter-on-quarter and 2% year-on-year. It was especially the Middle East and Asia where exports picked up significantly, while drone attacks on Russian refineries resulted in lower export volumes of refined products.

The overall product flows on the main trade routes affected by the Red Sea disruption - Middle East Gulf/Asia to Europe/North Africa continued to recover and reached the highest quarterly level since Q3 2024, underpinned by low diesel inventories and refinery closures in Europe. However, as the level of crude cannibalization has significantly declined, clean petroleum product flows on this route loaded on product tankers actually reached the highest level since Q3 2023. On average, VLCCs and Suezmaxes accounted for 3% of clean petroleum product volumes on water in Q3 2025.

As a result of Ukrainian drone attacks against Russian refineries, Russian clean petroleum product exports had fallen by the end of the quarter to the levels only seen in few months in 2020 during the COVID-19 epidemic. This triggered an increased demand for replacement barrels from the US Gulf to South America, supporting the US Gulf market which outperformed other regional markets for most of the quarter.

In spite of continued newbuilding deliveries, the capacity of the product tanker fleet trading clean at the end of Q3 2025 was 0.4% below the level a year before.

Market Outlook

At the beginning of the fourth quarter, Israel and Hamas agreed on a first phase of a 20-point plan to end the Gaza war, proposed by the Trump administration. While an important step towards a long-awaited stabilization in the region, it might take some time before the Red Sea passage is deemed safe for commercial vessels again.

On 14 October 2025, the US port fee directed towards Chinese maritime industry took effect. While the impact of this on the product tanker market is expected to be marginal, this triggered a counteract from the Chinese government which introduced retaliatory port fees on US-owned or operated vessels calling Chinese ports. While vessels built in China were exempted from the port fee, this policy is likely to add to the inefficiencies already prevalent on the tanker market due to sanctions against Russia.

On the more fundamental side, refinery closures in Northwest Europe and on the US West Coast this year and in 2026 will support higher trade flows and ton-miles.

LR2 rates (in USD/day)
SOURCE: CLARKSONS



MR rates (in USD/day)
SOURCE: CLARKSON



Outlook for 2025

Financial Outlook 2025

At TORM, we develop our guidance by closely monitoring and reporting key metrics such as TCE, covered days, and EBITDA sensitivity to freight rate fluctuations.

Freight rates in the product tanker market, which can be highly volatile, are the primary driver of our financial results. We anticipate maintaining relatively stable OPEX on a per-vessel-day basis, with administrative costs expected to remain consistent with 2024 levels.

Our financial outlook is primarily based on the assumptions described on the preceding pages. The most important macroeconomic factors affecting our TCE earnings are expected to be:

- Geopolitical conflicts including the war between Russia and Ukraine and the conflicts in the Middle East region.
- Global economic growth or recession, consumption of refined oil products, and inflationary pressure.
- Location of closing and opening refineries and temporary shutdowns due to maintenance.
- Oil price development
- Oil trading activity and developments in ton-mile.
- Bunker price developments
- Global fleet growth and newbuilding ordering activity.
- Potential difficulties of major business partners.
- One-off market-shaping events such as strikes, conflicts, embargoes, political instability, weather conditions etc.

We have limited visibility on TCE rates that are not yet fixed with our customers. Hence, these rates may be significantly lower or significantly higher than our current expectations.

Based on the earnings realized this far as well as the outlook for the remaining part of the year, TORM further narrows the full-year 2025 guidance. The mid point of the guidance range is slightly increased. Thus, TCE earnings are expected to be in the range of USD 875 - 925m (previous guidance USD 800 - 950m), and EBITDA is expected to be in the range of USD 540 – 590m (previous guidance USD 475 - 625m) based on the current fleet size.

Disclaimer on Financial Outlook

The purpose of this Financial Outlook for 2025 is to comply with reporting requirements for Companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2025, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the Safe Harbor Statements on page 12, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what we currently expect.

The information included in this Financial Outlook for 2025 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require it to make adjustments, which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the financial outlook for 2025.

Coverage 2025

Total earning and covered days in TORM as of 31 October 2025

The coverage tables below include both FFA contracts and the physical fleet.

Actual number of days can vary from projected number of days primarily due to vessel sales and delays of vessel deliveries.Total earning days are defined as total calendar days less off-hire days.

	Q4 2025	FY 2025
Total earning days		
LR2	1,860	7,364
LR1	916	3,610
MR	5,224	20,833
Total	**8,000**	**31,807**
Covered days		
LR2	1,202	6,703
LR1	440	3,136
MR	2,737	18,343
Total	**4,379**	**28,182**

	Q4 2025	FY 2025
Covered, %		
LR2	65 %	91 %
LR1	48 %	87 %
MR	52 %	88 %
Total	55 %	89 %
Coverage rates, USD/day		
LR2	33,726	34,580
LR1	27,907	27,358
MR	28,949	26,137
Total	30,156	28,281

Earnings Data

USDm	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Change Q3-24 - Q3-25
LR2 vessels						
Available earning days [1]	1,764	1,811	1,856	1,866	1,781	1%
Spot rates [2]	40,906	28,915	29,408	33,351	35,996	-12%
TCE per earning day [3]	41,064	34,444	33,806	35,459	38,685	-6%
Operating days	1,932	1,932	1,890	1,871	1,840	-5%
Operating expenses per operating day	7,848	7,522	8,078	7,695	7,497	-4%
LR1 vessels						
Available earning days [1]	892	839	879	905	911	2%
Spot rates [2]	32,139	23,039	24,025	28,679	29,770	-7%
TCE per earning day [3]	33,749	22,421	24,947	27,371	29,508	-13%
Operating days	920	920	900	910	920	—%
Operating expenses per operating day	7,484	7,257	7,044	7,282	7,836	5%
MR vessels						
Available earning days [1]	5,132	5,404	5,326	5,117	5,167	1%
Spot rates [2]	31,275	22,585	24,659	23,950	28,310	-9%
TCE per earning day [3]	31,193	23,389	24,675	23,345	28,632	-8%
Operating days	5,401	5,801	5,642	5,460	5,419	0%
Operating expenses per operating day	7,539	7,252	7,963	8,002	7,093	-6%
Tanker segment						
Available earning days [1]	7,788	8,054	8,061	7,888	7,859	1%
Spot rates [2]	32,966	23,895	25,519	26,412	29,962	-9%
TCE per earning day [3]	33,722	25,775	26,807	26,672	31,012	-8%
Operating days	8,253	8,653	8,432	8,241	8,179	-1%
Operating expenses per operating day	7,605	7,313	7,891	7,853	7,268	-4%

[1] Total available earning days = Total calendar days less off-hire days
[2] Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration.
[3] TCE = Time Charter Equivalent Earnings. Please refer to the glossary on pages 28 to 33.

TORM Fleet Development

The table shows recent and expected developments in TORM's operating fleet. In addition to 77 owned product tankers as of 30 September 2025, TORM had 11 vessels under sale-and-leaseback agreements with options to buy back the vessels (financially reported as owned vessels in accordance with our accounting policies).

At TORM, maintaining a high quality and competitive fleet is a core priority. As part of our active fleet management strategy, we regularly divest vessels as they reach a certain age to ensure a stable and attractive average fleet age. This approach not only supports operational efficiency and environmental performance but also aligns with our broader objective of maintaining high standards across our fleet. Divestments are carefully timed and balanced with selective acquisitions of high-quality second-hand vessels, which are rapidly upgraded to match the TORM standard. Through this disciplined process, we safeguard the long-term competitiveness of our fleet and continue to meet the evolving expectations of our customers, charterers, and stakeholders.

In the third quarter of 2025, TORM completed the sale and delivery of the two 2008-built MR vessels TORM Discoverer and TORM Voyager.

TORM further sold the 2007-built MR vessel TORM Adventurer and acquired the 2010-built LR2 vessel SKS Driva (now named TORM Gauri), with both transactions scheduled for delivery in the fourth quarter of 2025.

In the fourth quarter, TORM has also agreed to acquire four 2014-built MR vessels, thereby bringing the total announced vessel transactions for the year to the acquisition of one LR2 and four MR vessels and the divestment of one LR2 and six MR vessels, as part of its ongoing fleet renewal program.

Also, TORM converted a total of 13 leaseback vessels to full ownership - four LR2s and nine MRs - under its ongoing refinancing strategy by the end of the third quarter of 2025.

TORM Fleet Development

	Q4 2024	Changes	Q1 2025	Changes	Q2 2025	Changes	Q3 2025	Changes	Q4 2025
Owned vessels									
LR2	15		15	-1	14	4	18	2	20
LR1	3		3		3		3		3
MR	52	-3	49		49	7	56	3	59
Total	70	-3	67	-1	66	11	77	5	82
Leaseback vessels									
LR2	6		6		6	-4	2	-1	1
LR1	7		7		7		7		7
MR	11		11		11	-9	2	—	2
Total	24	—	24	—	24	-13	11	-1	10
Total fleet	94	-3	91	-1	90	-2	88	4	92

Responsibility Statement

We Confirm to the Best of Our Knowledge

- The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as adopted in the UK and also in accordance with IAS 34 as issued by the International Accounting Standards Board ("IASB") and IAS 34 as adopted by the EU, as applied to the financial periods beginning on or after 01 January 2025 and additional Danish disclosure requirements for interim reports of listed companies.

- The interim report gives a true and fair view of the Group's financial position as of 30 September 2025 as well as of the Group's financial performance and cash flow for the period 01 January – 30 September 2025.

- The interim management report includes a fair review of the development and performance of the Group's business and of the financial position as a whole and a description of the principal risks and uncertainties for the remaining three months of 2025.

- The interim management report includes a fair review of the material related party transactions which have taken place in the period and material changes to those described in the last annual report.

By order of the Board of Directors

Jacob Meldgaard
Executive Director
06 November 2025

Disclaimer

The interim report has been prepared solely to provide additional information to shareholders to assess the Group's strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

Safe Harbor Statement as to the Future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, "expects," "anticipates," "intends," "plans," "believes," "estimates," "targets," "projects," "forecasts," "potential," "continue," "possible," "likely," "may," "could," "should" and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this annual report are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including "trade wars" and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis' attacks in the Red Sea; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; effects of new products and new technology in our industry; new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.

In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM's filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Condensed Consolidated Income Statement

USDm	Note	Q3 2025	Q3 2024	Q1-Q3 2025	Q1-Q3 2024	FY 2024
Revenue		342.6	372.1	986.9	1,253.8	1,559.2
Port expenses, bunkers, commissions, and other cost of goods and services sold		-105.9	-106.0	-321.2	-328.6	-418.5
Operating expenses	2	-59.4	-62.7	-190.1	-182.0	-245.1
Profit from sale of vessels	3	1.3	11.1	16.2	38.7	51.3
Administrative expenses	2, 3	-26.9	-22.6	-77.4	-72.6	-95.6
Other operating income and expenses		0.4	-0.2	—	-0.7	-0.5
Depreciation and amortization	3	-53.1	-49.4	-158.5	-139.3	-192.0
Operating profit (EBIT)		**99.0**	**142.3**	**255.9**	**569.3**	**658.8**
Financial income		3.5	6.9	10.8	20.9	24.8
Financial expenses		-23.7	-18.4	-59.1	-55.5	-74.1
Profit before tax		**78.8**	**130.8**	**207.6**	**534.7**	**609.5**
Tax		-1.2	-0.1	-8.4	-0.6	2.0
Net profit for the period		**77.6**	**130.7**	**199.2**	**534.1**	**611.5**
Net profit for the period attributable to:						
TORM plc shareholders		77.6	130.5	198.5	534.8	612.5
Non-controlling interest		—	0.2	0.7	-0.7	-1.0
Net profit for the period		**77.6**	**130.7**	**199.2**	**534.1**	**611.5**
Earnings per share						
Basic earnings per share (USD)	7	0.79	1.38	2.03	5.77	6.54
Diluted earnings per share (USD)	7	0.77	1.35	1.98	5.61	6.36

Segment reporting, notes 1, 6 and 8-11 are on pages 19 to 27.

Condensed Consolidated Statement of Comprehensive Income

USDm	Q3 2025	Q3 2024	Q1-Q3 2025	Q1-Q3 2024	FY 2024
Net profit for the period	**77.6**	**130.7**	**199.2**	**534.1**	**611.5**
Other comprehensive income:					
Items that may be reclassified to profit or loss:					
Exchange rate adjustment arising from translation of entities having a functional currency different from USD	-0.1	0.4	0.8	0.1	-0.6
Fair value adjustment on hedging instruments	-0.7	-6.9	1.0	2.3	7.1
Fair value adjustment on hedging instruments transferred to income statement	-3.6	-5.7	-10.7	-15.8	-19.7
Tax on other comprehensive income	0.7	3.5	3.4	3.5	2.6
Items that may not be reclassified to profit or loss:					
Remeasurements of net pension and other post-retirement benefit liability or asset	—	—	—	—	-0.1
Other comprehensive income/(loss) after tax	**-3.7**	**-8.7**	**-5.5**	**-9.9**	**-10.7**
Total comprehensive income for the period	**73.9**	**122.0**	**193.7**	**524.2**	**600.8**
Total comprehensive income for the period attributable to:					
TORM plc shareholders	73.9	121.7	192.8	524.9	601.9
Non-controlling interest	—	0.3	0.9	-0.7	-1.1
Total comprehensive income for the period	**73.9**	**122.0**	**193.7**	**524.2**	**600.8**

Condensed Consolidated Balance Sheet

USDm	Note	30 September 2025	30 September 2024	31 December 2024
ASSETS				
Intangible assets				
Goodwill		1.8	1.8	1.7
Other intangible assets		2.4	2.2	2.0
Total intangible assets		**4.2**	**4.0**	**3.7**
Tangible fixed assets				
Land and buildings		9.2	10.0	8.1
Vessels and capitalized dry-docking	3	2,653.9	2,641.5	2,826.7
Prepayments on vessels	4	3.4	49.2	—
Other non-current assets under construction		1.8	4.7	4.6
Other plant and operating equipment		2.5	3.4	3.3
Total tangible fixed assets		**2,670.8**	**2,708.8**	**2,842.7**
Financial assets				
Investments in joint ventures		—	0.1	0.1
Loan receivables		4.5	4.5	4.5
Deferred tax asset		0.3	2.0	3.1
Other investments		0.2	0.6	0.2
Total financial assets		**5.0**	**7.2**	**7.9**
Total non-current assets		**2,680.0**	**2,720.0**	**2,854.3**
Inventories		65.0	64.3	68.4
Trade receivables		184.8	187.9	183.9
Other receivables		24.3	32.2	59.6
Prepayments		11.9	11.9	12.2
Cash and cash equivalents incl. restricted cash		219.7	398.3	291.2
Current assets excl. assets held for sale		**505.7**	**694.6**	**615.3**
Assets held for sale	3	12.0	—	—
Total current assets		**517.7**	**694.6**	**615.3**
TOTAL ASSETS		**3,197.7**	**3,414.6**	**3,469.6**

USDm	Note	30 September 2025	30 September 2024	31 December 2024
EQUITY AND LIABILITIES				
Equity				
Common shares		1.0	1.0	1.0
Share premium		91.1	206.6	271.0
Treasury shares		—	-4.2	-4.2
Hedging reserves		9.2	15.6	15.5
Translation reserves		-0.2	-0.3	-0.8
Other reserves		358.9	320.0	320.0
Retained profit		1,692.7	1,501.7	1,471.5
Equity attributable to TORM plc shareholders		**2,152.7**	**2,040.4**	**2,074.0**
Non-controlling interests		—	1.4	0.8
Total equity		**2,152.7**	**2,041.8**	**2,074.8**
Liabilities				
Non-current tax liability related to held-over gains		45.2	45.2	45.2
Deferred tax liability		0.2	0.3	0.3
Borrowings	5	777.5	1,043.6	1,061.0
Other non-current liabilities		3.2	2.9	2.9
Total non-current liabilities		**826.1**	**1,092.0**	**1,109.4**
Borrowings	5	121.9	168.7	165.3
Trade payables		36.1	41.1	50.0
Current tax liabilities		1.6	1.8	0.7
Other liabilities		56.7	58.9	61.3
Provisions		0.7	0.6	0.6
Prepayments from customers		1.9	9.7	7.5
Total current liabilities		**218.9**	**280.8**	**285.4**
Total liabilities		**1,045.0**	**1,372.8**	**1,394.8**
TOTAL EQUITY AND LIABILITIES		**3,197.7**	**3,414.6**	**3,469.6**

Segment reporting, notes 1, 6 and 8-11 are on pages 19 to 27.

Condensed Consolidated Statement of Changes in Equity

01 January-30 September

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total
Equity as of 01 January 2025	**1.0**	**271.0**	**-4.2**	**15.5**	**-0.8**	**320.0**	**1,471.5**	**2,074.0**	**0.8**	**2,074.8**
Comprehensive income/loss for the period:										
Net profit for the period	—	—	—	—	—	—	198.5	**198.5**	0.7	**199.2**
Other comprehensive income for the period	—	—	—	-9.7	0.6	—	—	**-9.1**	0.2	**-8.9**
Tax on other comprehensive income	—	—	—	3.4	—	—	—	**3.4**	—	**3.4**
Total comprehensive income/(loss) for the period	**—**	**—**	**—**	**-6.3**	**0.6**	**—**	**198.5**	**192.8**	**0.9**	**193.7**
Capital increase	—	0.2	—	—	—	—	—	**0.2**	—	**0.2**
Transaction costs of capital increase	—	-0.1	—	—	—	—	—	**-0.1**	—	**-0.1**
Capital reduction [1]	—	-180.0	—	—	—	180.0	—	**—**	—	**—**
Treasury share cancellation [2]	—	—	4.2	—	—	-4.2	—	**—**	—	**—**
Share-based compensation	—	—	—	—	—	—	24.7	**24.7**	—	**24.7**
Dividend paid	—	—	—	—	—	-136.9	—	**-136.9**	—	**-136.9**
Total changes in equity for the period	**—**	**-179.9**	**4.2**	**-6.3**	**0.6**	**38.9**	**223.2**	**80.7**	**0.9**	**81.6**
Transactions with non-controlling interests	—	—	—	—	—	—	-2.0	**-2.0**	-1.7	**-3.7**
Equity as of 30 September 2025	**1.0**	**91.1**	**—**	**9.2**	**-0.2**	**358.9**	**1,692.7**	**2,152.7**	**—**	**2,152.7**

[1] The Share premium reserve was reduced by USD 180.0m, as decided at the Annual General Meeting on 16 April 2025 and subsequent court approval, in order to create further distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) share buy-backs should circumstances dictate it desirable.

[2] TORM cancelled 493,371 shares that were purchased in share buybacks on Nasdaq Copenhagen A/S in 2016 and 2020. Consequently, the share capital was reduced with a nominal value of, in aggregate, USD 4,933.71.

Condensed Consolidated Statement of Changes in Equity

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total
Equity as of 01 January 2024	**0.9**	**260.0**	**-4.2**	**25.6**	**-0.4**	**—**	**1,382.2**	**1,664.1**	**2.0**	**1,666.1**
Comprehensive income/(loss) for the period:										
Net profit/(loss) for the period	—	—	—	—	—	—	534.8	534.8	-0.7	534.1
Other comprehensive income for the period	—	—	—	-13.5	0.1	—	—	-13.4	0.1	-13.3
Tax on other comprehensive income	—	—	—	3.5	—	—	—	3.5	—	3.5
Total comprehensive income/(loss) for the period	**—**	**—**	**—**	**-10.0**	**0.1**	**—**	**534.8**	**524.9**	**-0.6**	**524.3**
Capital increase [1]	0.1	267.2	—	—	—	—	—	267.3	—	267.3
Transaction costs of capital increase	—	-0.6	—	—	—	—	—	-0.6	—	-0.6
Capital reduction [2]	—	-320.0	—	—	—	320.0	—	—	—	—
Share-based compensation	—	—	—	—	—	—	22.4	22.4	—	22.4
Dividend paid	—	—	—	—	—	—	-437.7	-437.7	—	-437.7
Total changes in equity for the period	**0.1**	**-53.4**	**—**	**-10.0**	**0.1**	**320.0**	**119.5**	**376.3**	**-0.6**	**375.7**
Equity as of 30 September 2024	**1.0**	**206.6**	**-4.2**	**15.6**	**-0.3**	**320.0**	**1,501.7**	**2,040.4**	**1.4**	**2,041.8**

[1] During the period, the share capital was increased by USD 267.3m in total including a USD 255.0m non-cash share issue in relation to purchase of 14 vessels.

[2] The Share premium reserve was reduced by USD 320.0m, as decided at the Annual General Meeting on 11 April 2024 and subsequent court approval, in order to create further distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) share buy-backs should circumstances dictate it desirable.

Condensed Consolidated Cash Flow Statement

USDm	Q1-Q3 2025	Q1-Q3 2024	FY 2024
Cash flow from operating activities			
Net profit for the period	199.2	534.1	611.5
Adjustments:			
Profit from sale of vessels	-16.2	-38.7	-51.3
Depreciation and amortization	158.5	139.3	192.0
Financial income	-10.8	-20.9	-24.8
Financial expenses	59.1	55.5	74.1
Tax	8.4	0.6	-2.0
Other non-cash movements	36.3	22.3	22.9
Interest received and realized exchange gains	9.5	21.0	24.8
Interest paid and realized exchange losses	-58.9	-51.9	-66.9
Income taxes paid	-1.4	-0.7	-1.3
Change in inventories, receivables and payables, etc.	-19.8	45.5	47.8
Net cash flow from operating activities	**363.9**	**706.1**	**826.8**

USDm	Q1-Q3 2025	Q1-Q3 2024	FY 2024
Cash flow from investing activities			
Investment in tangible fixed assets[1]	-91.8	-436.2	-582.4
Investment in intangible fixed assets	-0.8	-0.9	-1.1
Sale of tangible fixed assets	128.6	112.3	130.6
Change in restricted cash	8.9	24.9	10.8
Net cash flow from investing activities	**44.9**	**-299.9**	**-442.1**
Cash flow from financing activities			
Proceeds, borrowings	170.6	302.2	419.4
Repayment, borrowings	-501.5	-154.8	-256.3
Dividend paid	-136.9	-437.7	-553.3
Capital increase[1]	0.2	12.3	12.5
Transaction costs share issue	-0.1	-0.6	-0.6
Transactions with non-controlling interests	-3.7	—	—
Net cash flow from financing activities	**-471.4**	**-278.6**	**-378.3**
Net cash flow from operating, investing and financing activities	**-62.6**	**127.6**	**6.4**
Cash and cash equivalents beginning balance	271.9	265.5	265.5
Cash and cash equivalents ending balance	**209.3**	**393.1**	**271.9**
Restricted cash equivalents ending balance	10.4	5.2	19.3
Cash and cash equivalents including restricted cash ending balance	**219.7**	**398.3**	**291.2**

[1] During the first nine months of 2024, share capital was increased by USD 267.3m (31 December 2024: USD 331.7m), including an USD 255.0m (31 December 2024: USD 319.2m) non-cash share issue in relation to the purchase of 14 vessels (31 December 2024: 19 vessels). No such transactions in the first nine months of 2025.

Segment Reporting – Condensed Consolidated Income Statement

USDm	Q3 2025				Q3 2024			
	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total
Revenue	339.3	6.1	-2.8	342.6	364.5	9.3	-1.7	372.1
Port expenses, bunkers and commissions	-102.9	—	—	-102.9	-101.1	—	—	-101.1
Other cost of goods and services sold	—	-4.6	1.6	-3.0	—	-6.1	1.2	-4.9
Operating expenses	-59.4	—	—	-59.4	-62.8	—	0.1	-62.7
Profit from sale of vessels	0.9	—	0.4	1.3	11.1	—	—	11.1
Administrative expenses	-25.5	-1.4	—	-26.9	-20.7	-1.9	—	-22.6
Other operating income and expenses	0.4	—	—	0.4	-0.2	—	—	-0.2
Depreciation and amortization	-52.8	-0.3	—	-53.1	-49.1	-0.3	—	-49.4
Operating profit (EBIT)	**100.0**	**-0.2**	**-0.8**	**99.0**	**141.7**	**1.0**	**-0.4**	**142.3**
Financial income	3.5	—	—	3.5	6.9	—	—	6.9
Financial expenses	-23.6	-0.1	—	-23.7	-18.3	-0.1	—	-18.4
Profit before tax	**79.9**	**-0.3**	**-0.8**	**78.8**	**130.3**	**0.9**	**-0.4**	**130.8**
Tax	-1.3	0.1	—	-1.2	-0.1	—	—	-0.1
Net profit for the period	**78.6**	**-0.2**	**-0.8**	**77.6**	**130.2**	**0.9**	**-0.4**	**130.7**

Segment Reporting – Condensed Consolidated Income Statement

USDm	Q1-Q3 2025 Tanker segment	Q1-Q3 2025 Marine Engineering segment	Q1-Q3 2025 Inter-segment elimination	Q1-Q3 2025 Total	Q1-Q3 2024 Tanker segment	Q1-Q3 2024 Marine Engineering segment	Q1-Q3 2024 Inter-segment elimination	Q1-Q3 2024 Total	FY 2024 Tanker segment	FY 2024 Marine Engineering segment	FY 2024 Inter-segment elimination	FY 2024 Total
Revenue	963.9	34.5	-11.5	986.9	1,239.1	23.9	-9.2	1,253.8	1,544.0	29.6	-14.4	1,559.2
Port expenses, bunkers and commissions	-305.2	—	—	-305.2	-319.0	—	—	-319.0	-409.2	—	—	-409.2
Other cost of goods and services sold	—	-23.4	7.4	-16.0	—	-15.8	6.2	-9.6	—	-18.5	9.2	-9.3
Operating expenses	-190.7	—	0.6	-190.1	-182.4	—	0.4	-182.0	-245.6	—	0.5	-245.1
Profit from sale of vessels	15.0	—	1.2	16.2	38.7	—	—	38.7	51.3	—	—	51.3
Administrative expenses	-71.9	-5.5	—	-77.4	-66.8	-5.8	—	-72.6	-87.9	-7.7	—	-95.6
Other operating income and expenses	—	—	—	—	-0.8	0.1	—	-0.7	-0.6	0.1	—	-0.5
Depreciation and amortization	-157.8	-0.7	—	-158.5	-138.8	-0.5	—	-139.3	-191.2	-0.8	—	-192.0
Operating profit (EBIT)	**253.3**	**4.9**	**-2.3**	**255.9**	**570.0**	**1.9**	**-2.6**	**569.3**	**660.8**	**2.7**	**-4.7**	**658.8**
Financial income	10.7	0.1	—	10.8	20.8	0.1	—	20.9	24.7	0.1	—	24.8
Financial expenses	-59.0	-0.1	—	-59.1	-55.3	-0.2	—	-55.5	-73.9	-0.2	—	-74.1
Profit before tax	**205.0**	**4.9**	**-2.3**	**207.6**	**535.5**	**1.8**	**-2.6**	**534.7**	**611.6**	**2.6**	**-4.7**	**609.5**
Tax	-7.7	-0.7	—	-8.4	-0.1	-0.5	—	-0.6	2.5	-0.5	—	2.0
Net profit for the period	**197.3**	**4.2**	**-2.3**	**199.2**	**535.4**	**1.3**	**-2.6**	**534.1**	**614.1**	**2.1**	**-4.7**	**611.5**

Segment Reporting – Condensed Consolidated Balance Sheet

USDm	30 September 2025 Tanker segment	Marine Engineering segment	Inter-segment elimination	Total	30 September 2024 Tanker segment	Marine Engineering segment	Inter-segment elimination	Total	31 December 2024 Tanker segment	Marine Engineering segment	Inter-segment elimination	Total
ASSETS												
Intangible assets												
Goodwill	—	1.8	—	1.8	—	1.8	—	1.8	—	1.7	—	1.7
Other intangible assets	1.6	0.8	—	2.4	1.0	1.2	—	2.2	1.1	0.9	—	2.0
Total intangible assets	**1.6**	**2.6**	**—**	**4.2**	**1.0**	**3.0**	**—**	**4.0**	**1.1**	**2.6**	**—**	**3.7**
Tangible fixed assets												
Land and buildings	7.3	1.9	—	9.2	9.8	0.2	—	10.0	8.1	—	—	8.1
Vessels and capitalized dry-docking	2,667.9	—	-14.0	2,653.9	2,658.4	—	-16.9	2,641.5	2,843.9	—	-17.2	2,826.7
Prepayments on vessels	3.4	—	—	3.4	49.2	—	—	49.2	—	—	—	—
Other non-current assets under construction	—	1.8	—	1.8	—	4.9	-0.2	4.7	—	4.8	-0.2	4.6
Other plant and operating equipment	1.3	1.2	—	2.5	2.3	1.1	—	3.4	2.1	1.2	—	3.3
Total tangible fixed assets	**2,679.9**	**4.9**	**-14.0**	**2,670.8**	**2,719.7**	**6.2**	**-17.1**	**2,708.8**	**2,854.1**	**6.0**	**-17.4**	**2,842.7**
Financial assets												
Investments in joint ventures	—	—	—	—	0.1	—	—	0.1	0.1	—	—	0.1
Loan receivables	4.5	—	—	4.5	4.5	—	—	4.5	4.5	—	—	4.5
Deferred tax asset	0.3	—	—	0.3	2.0	—	—	2.0	3.1	—	—	3.1
Other investments	0.2	—	—	0.2	0.6	—	—	0.6	0.2	—	—	0.2
Total financial assets	**5.0**	**—**	**—**	**5.0**	**7.2**	**—**	**—**	**7.2**	**7.9**	**—**	**—**	**7.9**
Total non-current assets	**2,686.5**	**7.5**	**-14.0**	**2,680.0**	**2,727.9**	**9.2**	**-17.1**	**2,720.0**	**2,863.1**	**8.6**	**-17.4**	**2,854.3**
Inventories	62.5	2.5	—	65.0	60.0	4.3	—	64.3	62.6	5.8	—	68.4
Trade receivables	180.7	4.1	—	184.8	181.8	6.1	—	187.9	179.1	4.8	—	183.9
Other receivables	18.1	6.2	—	24.3	28.1	4.1	—	32.2	54.7	4.9	—	59.6
Prepayments	11.3	0.6	—	11.9	11.0	0.8	0.1	11.9	11.6	0.6	—	12.2
Cash and cash equivalents incl. restricted cash	213.7	6.0	—	219.7	390.5	7.8	—	398.3	284.9	6.3	—	291.2
Current assets excl. assets held for sale	**486.3**	**19.4**	**—**	**505.7**	**671.4**	**23.1**	**0.1**	**694.6**	**592.9**	**22.4**	**—**	**615.3**
Assets held for sale	12.0	—	—	12.0	—	—	—	—	—	—	—	—
Total current assets	**498.3**	**19.4**	**—**	**517.7**	**671.4**	**23.1**	**0.1**	**694.6**	**592.9**	**22.4**	**—**	**615.3**
TOTAL ASSETS	**3,184.8**	**26.9**	**-14.0**	**3,197.7**	**3,399.3**	**32.3**	**-17.0**	**3,414.6**	**3,456.0**	**31.0**	**-17.4**	**3,469.6**

Segment Reporting – Condensed Consolidated Balance Sheet

USDm	30 September 2025				30 September 2024				31 December 2024			
	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total
EQUITY AND LIABILITIES												
Total equity	**2,149.2**	**15.7**	**-12.2**	**2,152.7**	**2,038.1**	**11.4**	**-7.7**	**2,041.8**	**2,072.9**	**11.7**	**-9.8**	**2,074.8**
Liabilities												
Non-current tax liability related to held-over gains	45.2	—	—	45.2	45.2	—	—	45.2	45.2	—	—	45.2
Deferred tax liability	—	0.2	—	0.2	—	0.3	—	0.3	—	0.3	—	0.3
Borrowings	775.8	1.7	—	777.5	1,042.9	0.7	—	1,043.6	1,060.8	0.2	—	1,061.0
Other non-current liabilities	2.6	0.6	—	3.2	2.3	0.6	—	2.9	2.3	0.6	—	2.9
Total non-current liabilities	**823.6**	**2.5**	**—**	**826.1**	**1,090.4**	**1.6**	**—**	**1,092.0**	**1,108.3**	**1.1**	**—**	**1,109.4**
Borrowings	119.3	2.6	—	121.9	165.0	3.7	—	168.7	163.5	1.8	—	165.3
Trade payables	34.5	1.6	—	36.1	38.7	2.4	—	41.1	46.2	3.8	—	50.0
Current tax liabilities	1.3	0.3	—	1.6	1.5	0.3	—	1.8	0.4	0.3	—	0.7
Other liabilities	56.3	0.4	—	56.7	58.5	0.4	—	58.9	60.7	0.6	—	61.3
Provisions	—	0.7	—	0.7	—	0.6	—	0.6	—	0.6	—	0.6
Prepayments from customers	0.6	3.1	-1.8	1.9	7.1	11.9	-9.3	9.7	4.0	11.1	-7.6	7.5
Total current liabilities	**212.0**	**8.7**	**-1.8**	**218.9**	**270.8**	**19.3**	**-9.3**	**280.8**	**274.8**	**18.2**	**-7.6**	**285.4**
Total liabilities	**1,035.6**	**11.2**	**-1.8**	**1,045.0**	**1,361.2**	**20.9**	**-9.3**	**1,372.8**	**1,383.1**	**19.3**	**-7.6**	**1,394.8**
TOTAL EQUITY AND LIABILITIES	**3,184.8**	**26.9**	**-14.0**	**3,197.7**	**3,399.3**	**32.3**	**-17.0**	**3,414.6**	**3,456.0**	**31.0**	**-17.4**	**3,469.6**

NOTE 1 - ACCOUNTING POLICIES AND GOING CONCERN

General Information
The information for the year ended 31 December 2024 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditor's Report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

The interim report for the third quarter and nine months ended 30 September 2025 is unaudited.

Significant Accounting Policies
The interim report for the period 01 January-30 September 2025 is presented in accordance with IAS 34 "Interim Financial Reporting" ("IAS 34") as adopted in the UK. The interim financial statements are also prepared in accordance with IAS 34 as issued by the International Accounting Standards Board ("IASB") and IAS 34 as adopted by the EU, as applied to financial periods beginning on or after 01 January 2025 and the additional Danish disclosure requirements for interim reports of listed companies.

TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK and the EU in the consolidated financial statements for 2025:

- Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (January 2025)

For the new standards and amendments, it is assessed that application of these effective on 01 January 2025 has not had any material impact on the consolidated financial statements in 2025. The interim report has been prepared using the same accounting policies and methods of computation as in the Annual Report 2024.

For critical estimates and judgements, please refer to the Annual Report 2024, pages 207-208.

NOTE 1 - continued

Going Concern
As of 30 September 2025, TORM's available liquidity including undrawn and committed facilities was USD 652.3m, including a total cash position of USD 219.7m (including restricted cash of USD 10.4m). TORM's net interest-bearing debt was USD 689.5m, and the net loan-to-value ratio was 24.3% (Tanker segment only). Further information on TORM's objectives and policies for managing our capital, our financial risk management objectives, and our exposure to credit and liquidity risk can be found in Note 25 to the financial statements in the 2024 Annual Report.

TORM monitors our funding position throughout the year to ensure that we have access to sufficient funds to meet the forecasted cash requirements and loan commitments, and to monitor compliance with the financial covenants in our loan facilities, details of which are available in Note 2 to the financial statements in the 2024 Annual Report.

A key element for TORM's financial performance in the going concern period relates to the increased geopolitical risks and trade disputes. TORM's base case assumes that these dynamics will persist. TORM monitors the general development in the geopolitical situation and potential effects on the product tanker market. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits. The principal risks and uncertainties facing TORM are set out on pages 17 to 21 in the 2024 Annual Report. In addition to the base case, TORM has developed a reverse stress case. The reverse stress case covers the lowest TCE rate that only just meet the minimum liquidity covenant and the lowest vessel values that do not breach any of the facilities' minimum security values in the period. In the reverse stress case, with TCE rates significantly below the lowest rolling four-quarter average observed since 2000 on each vessel class basis accompanied by a corresponding decline in vessel values, TORM maintains sufficient headroom on liquidity and covenants throughout the going concern period.

The Board of Directors has considered TORM's cash flow forecasts and the expected compliance with TORM's financial covenants for the period until 31 December 2026.Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue in operation and comply with our financial covenants for the period until 31 December 2026. Accordingly, TORM continues to adopt the going concern basis in preparing our financial statements.

NOTE 2 - STAFF COSTS

Staff costs included in operating expenses relate to the 106 seafarers employed under Danish contracts (30 September 2024: 107, 31 December 2024: 109).

The average number of employees is calculated as a full-time equivalent (FTE).

USDm	Q3 2025	Q3 2024	Q1-Q3 2025	Q1-Q3 2024	FY 2024
Included in operating expenses	2.3	2.2	7.2	7.1	9.6
Included in administrative expenses	22.5	18.3	62.9	58.7	77.3
Total staff costs	**24.8**	**20.5**	**70.1**	**65.8**	**86.9**

As at 30 September 2025 TORM has a pool of 3,747 (30 September 2024:3,334, 31 December 2024:3,677) seafarers.

The majority of seafarers on vessels are on short-term contracts. The average number of seafarers on board vessels on short-term contracts for the first nine months of 2025 were on average 1,761 (30 September 2024: 1,703, 31 December 2024:1,721).

Total seafarers costs for the first nine months of 2025 were USD 111.7m (30 September 2024:USD 104.3m, 31 December 2024:USD 141.4m) which are included in "Operating expenses" of which USD 104.4m (30 September 2024:USD 97.2m, 31 December 2024:USD 131.8m) pertains to cost for seafarers on board vessels on short-term contracts and USD 7.2m (30 September 2024:USD 7.1m, 31 December 2024:USD 9.6m) pertains to cost for seafarers employed under the Danish contract as indicated in the staff costs table above.

Total compensation to the Board of Directors and the Senior Management Team, including the CEO, expensed during the period amounts to USD 16.0m (30 September 2024: USD 13.7m, 31 December 2024: USD 18.4m).

As announced on 06 March 2025, the Board of Directors agreed to grant a total of 1,326,087 (2024: 1,214,986) RSUs to certain employees. The vesting period of the program is three years. The exercise price is set at DKK 162.4 (2024: DKK 258.4). The exercise price is adjusted in the future by dividend payments. The exercise period is 360 days from each vesting date. The fair value of the RSUs granted was determined using the Black-Scholes model and amounts to USD 3.3m (30 September 2024: 8.1m). The average remaining contractual life for the restricted shares as of 30 September 2025 is 1.3 years (30 September 2024: 1.3 years, 31 December 2024: 1.5 years).

In addition to the RSUs granted to certain employees, the CEO was granted 255,200 restricted stock options on similar terms as outlined above. The fair value of the CEO's options was determined using the Black-Scholes model and amounts to USD 0.7m.

NOTE 3 - VESSELS AND CAPITALIZED DRY-DOCKING

USDm	30 September 2025	30 September 2024	31 December 2024
Cost			
Balance as of beginning of period	3,500.9	2,622.1	2,622.1
Additions	84.6	581.7	792.7
Disposals	-24.9	-18.2	-20.7
Transferred from prepayments	—	148.3	197.5
Transferred to assets held for sale	-176.2	-43.7	-90.7
Balance	**3,384.4**	**3,290.2**	**3,500.9**
Depreciation			
Balance as of beginning of period	660.6	536.3	536.3
Disposals	-24.8	-18.2	-20.7
Depreciation for the period	154.4	135.4	186.7
Transferred to assets held for sale	-71.1	-19.5	-41.7
Balance	**719.1**	**634.0**	**660.6**
Impairment			
Balance as of beginning of period	13.6	15.6	15.6
Transferred to assets held for sale	-2.2	-0.9	-2.0
Balance	**11.4**	**14.7**	**13.6**
Carrying amount	**2,653.9**	**2,641.5**	**2,826.7**

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 125.7m (30 September 2024: USD 93.3m, 31 December 2024: USD 108.2m).

Depreciation for the nine months ended 30 September 2025 related to "Other plant and operating equipment" amounts to USD 0.8m (30 September 2024: USD 1.3m, 31 December 2024: USD 1.8m) and related to "Land and buildings"amounts to USD 2.1m (30 September 2024: USD 1.9m, 31 December 2024: USD 2.5m).

Impairment Assessment
For determination of the vessel values, TORM has carried out an impairment indicator assessment and has found no indication of impairment, and therefore, TORM does not find any need to reassess the recoverable amount as of 30 September 2025.

NOTE 3 - continued

Non-current Assets Sold During the Period

USDm	30 September 2025	30 September 2024	31 December 2024
Sold and delivered during the year			
Number of vessels	6	2	4
Vessel sales price (CF) [1]	112.7	46.9	84.2
Carrying amount of vessels and capitalized dry-docking	-90.9	-23.3	-47.0
Bunker and lube oil cost	-3.1	-1.1	-1.5
Transaction costs (CF) [2]	-2.5	-1.0	-1.6
Profit on sale	16.2	21.5	34.1
Sold last year and delivered during the year			
Number of vessels	—	3	3
Vessel sales price (CF)	—	67.3	67.3
Carrying amount of assets held for sale	—	-47.2	-47.2
Bunker and lube oil cost	—	-2.0	-2.0
Transaction costs (CF)	—	-0.9	-0.9
Profit on sale	—	17.2	17.2
Assets held for sale			
Number of vessels held for sale end of period	1	—	—
Carrying amount	12.0	—	—

[1] Includes sales price for one vessel of USD 18.9m at 31 December 2024, where cash was collected in 2025
[2] Includes transaction costs for one vessel sale of USD 0.5m at 31 December 2024, which was paid in 2025
CF: Included in Sale of tangible fixed assets in Consolidated Cash Flow Statement

The assets held for sale are expected to be delivered during the fourth quarter of 2025.

NOTE 4 - PREPAYMENTS ON VESSELS

USDm	30 September 2025	30 September 2024	31 December 2024
Balance as of beginning of period	—	86.0	86.0
Additions	3.4	111.5	111.5
Transferred to vessels	—	-148.3	-197.5
Carrying amount	**3.4**	**49.2**	**—**

NOTE 5 - BORROWINGS

USDm	30 September 2025	30 September 2024	31 December 2024
Falling due within one year	122.2	168.5	165.8
Falling due between one and two years	94.9	164.4	164.1
Falling due between two and three years	91.7	122.2	128.6
Falling due between three and four years	289.3	112.4	117.9
Falling due between four and five years	194.3	352.7	488.3
Falling due after five years	110.8	297.0	170.0
Total	**903.2**	**1,217.2**	**1,234.7**
Borrowing costs	-14.3	-15.4	-17.0
Right-of-use lease liabilities	10.5	10.5	8.6
Total borrowings	**899.4**	**1,212.3**	**1,226.3**

As of 30 September 2025, TORM was in compliance with financial covenants. TORM expects to remain in compliance with financial covenants in the remaining period of 2025.

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS

USDm	30 September 2025	30 September 2024	31 December 2024
Fair value of derivative financial instruments regarding freight and bunkers			
Forward freight agreements - fair value through profit and loss	-3.4	1.4	7.8
Bunker swaps - fair value through profit and loss	-0.1	-0.6	0.3
Bunker swaps - hedge accounting	-0.1	-0.1	0.1
Fair value of derivative financial instruments regarding interest and currency exchange rate			
Forward exchange contracts - hedge accounting	2.1	0.9	-2.3
Interest rate swaps - hedge accounting	10.3	21.2	24.7
Fair value of derivatives	**8.8**	**22.8**	**30.6**

Derivative financial instruments are recognized in the following balance sheet items:

USDm	30 September 2025	30 September 2024	31 December 2024
Other receivables	13.5	23.5	32.9
Other liabilities	-4.7	-0.7	-2.3
Total	**8.8**	**22.8**	**30.6**

The fair value hierarchy for the above derivative financial instruments is Level 2.

There are no changes in the methods and assumptions used in determining the fair value of the financial instruments. Please refer to the Annual Report 2024, page 243-244.

NOTE 7 - EARNINGS PER SHARE AND DIVIDEND PER SHARE

	Q3 2025	Q3 2024	Q1-Q3 2025	Q1-Q3 2024	FY 2024
Earnings per share					
Net profit for the year attributable to TORM plc shareholders (USDm)	77.6	130.5	198.5	534.8	612.5
Million shares					
Weighted average number of shares	98.0	94.9	98.0	93.2	94.1
Weighted average number of treasury shares	—	-0.5	-0.3	-0.5	-0.5
Weighted average number of shares outstanding	**98.0**	**94.4**	**97.7**	**92.7**	**93.6**
Dilutive effect of outstanding share options	2.8	2.6	2.8	2.6	2.7
Weighted average number of shares outstanding incl. dilutive effect of share options	**100.8**	**97.0**	**100.5**	**95.3**	**96.3**
Basic earnings per share (USD)	**0.79**	**1.38**	**2.03**	**5.77**	**6.54**
Diluted earnings per share (USD)	**0.77**	**1.35**	**1.98**	**5.61**	**6.36**

	Q3 2025	Q3 2024	Q1-Q3 2025	Q1-Q3 2024	FY 2024
Dividend per share					
Declared dividend per share (USD)	0.62	1.20	1.42	4.50	5.10
Declared dividend during the period (USDm)	60.7	116.2	139.0	426.9	485.3
Dividend paid per share (USD)	0.40	1.80	1.40	4.66	5.86
Dividend paid during the period (USDm)	39.2	169.9	136.9	437.7	553.3
Number of shares					
Number of shares, end of period (million)	98.0	95.7	98.0	95.7	97.8
Number of treasury shares, end of period (million)	—	-0.5	—	-0.5	-0.5
Number of shares outstanding, end of period (million)	**98.0**	**95.2**	**98.0**	**95.2**	**97.3**

NOTE 8 - CONTINGENT LIABILITIES

TORM is involved in certain legal proceedings and disputes. It is the Management's opinion that the outcome of these proceedings and disputes will not have any material impact on TORM's financial position, results of operations, and cash flows.

NOTE 9 - RELATED PARTY TRANSACTIONS

During the first nine months ended 30 September 2025, there have been no related party transactions other than ordinary remuneration to the Board of Directors, the CEO and the Senior Management Team. Please refer to Note 2.

NOTE 10 - CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 30 September 2025, TORM had contractual obligations regarding scrubber installations and other minor commitments.

USDm	30 September 2025	30 September 2024	31 December 2024
Second-hand vessels commitments:			
Within one year	13.6	103.2	—
Total	**13.6**	**103.2**	**—**
Committed scrubber installations and other minor investments			
Within one year	3.8	11.6	7.9
Between one and two years	—	1.0	0.9
Between two and three years	4.9	3.6	4.1
Between three and four years	1.1	1.5	1.0
Total	**9.8**	**17.7**	**13.9**

As of 30 September 2025, TORM has contractual rights to receive future payments as lessor of vessels on time charter.

USDm	30 September 2025	30 September 2024	31 December 2024
Charter hire income for vessels - as lessor			
Received within one year	43.2	88.6	67.8
Received between one and two years	18.5	27.5	26.2
Received between two and three years	—	18.5	11.9
Total	**61.7**	**134.6**	**105.9**

The charter hire income for these vessels under time charter is recognized under "Revenue".

NOTE 11 - SUBSEQUENT EVENTS

TORM's Board of Directors has declared an interim dividend for the third quarter of 2025 of USD 0.62 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 60.7m. The distribution for the quarter is equivalent to 78% of net profit and reflects the Distribution Policy. The payment date is 03 December 2025 to all shareholders on record as of 20 November 2025, and the ex-dividend date is 19 November 2025 for the shares listed on Nasdaq OMX Copenhagen and 20 November 2025 for the shares listed on Nasdaq New York. The dividends have not been recognized as liabilities as at 30 September 2025 and there are no tax consequences.

As announced in Company Announcement No. 21, the Board of Directors has agreed to grant certain employees 1,293,434 RSUs under an Additional Retention Program effective from 01 October, 2025. The strike price for these RSUs is set at one US cent, and all RSUs will vest on 01 October, 2028. Following a refinement of the valuation, the fair value of the RSUs granted under this program, determined using the Black-Scholes model, amounts to USD 20.0m. In addition, the CEO has been granted 500,000 RSUs under an Additional Retention Program on similar terms, with a fair value of USD 7.8m.

After the end of the quarter, TORM acquired four 2014-built MR vessels with expected delivery during the remaining part of Q4 2025.

Glossary

Key Financial Figures

TCE per day	**=**	**TCE excluding unrealized gains/losses on derivatives** **Available earning days**
Gross profit %	**=**	**Gross profit** **Revenue**
EBITDA %	**=**	**EBITDA** **Revenue**
Operating profit %	**=**	**Operating profit (EBIT)** **Revenue**
Return on Equity (RoE) %	**=**	**Net profit for the year** **Average equity**
Return on Invested Capital (RoIC) %	**=**	**Operating profit less tax** **Average invested capital**
Equity ratio	**=**	**Equity** **Total assets**
Earnings per share, EPS	**=**	**Net profit for the year** **Average number of shares**
Diluted earnings per share, EPS (USD)	**=**	**Net profit/(loss) for the year** **Average number of shares less average number of treasury shares**

Glossary

Alternative Performance Measures Group

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report 2024 and therefore we refer to the principles for these on pages 278-282 in the TORM plc Annual Report 2024. The following APMs relate to the Group.

Net profit excluding non-recurring items: Net profit excluding non-recurring items is net profit less non-recurring items, e.g. impairment and reversals of impairment on vessels, profit from sale of vessels, claims provisions, impacts from refinancing as well as termination of leaseback arrangements. TORM reports net profit excluding non-recurring items because we believe it provides additional meaningful information to investors regarding the operational performance excluding non-recurring fluctuations.

USDm	Q3 2025	Q3 2024	Q1-Q3 2025	Q1-Q3 2024	FY 2024
Reconciliation to net profit					
Net profit for the period	77.6	130.7	199.2	534.1	611.5
Profit from sale of vessels	-1.3	-11.1	-16.2	-38.7	-51.3
Expense of capitalized bank fees at refinancing	6.5	—	6.5	0.5	0.5
Termination of leaseback arrangement	-0.1	—	-0.1	—	—
Net profit excluding non-recurring items	**82.7**	**119.6**	**189.4**	**495.9**	**560.7**

Gross profit: TORM defines gross profit, a performance measure, as revenues less port expenses, bunkers and commissions and other cost of goods and services sold, charter hire and operating expenses. TORM reports gross profit because we believe it provides additional meaningful information to investors, as gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q3 2025	Q3 2024	Q1-Q3 2025	Q1-Q3 2024	FY 2024
Computation of gross profit					
Revenue	342.6	372.1	986.9	1,253.8	1,559.2
Port expenses, bunkers, commissions and other cost of goods and services sold	-105.9	-106.0	-321.2	-328.6	-418.5
Operating expenses	-59.4	-62.7	-190.1	-182.0	-245.1
Gross profit	**177.3**	**203.4**	**475.6**	**743.2**	**895.6**

Return on Invested Capital (ROIC): TORM defines ROIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined on page 31.

ROIC expresses the returns generated on capital invested in TORM. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. ROIC is calculated as follows:

USDm	Q3 2025	Q3 2024	Q1-Q3 2025	Q1-Q3 2024	FY 2024
Reconciliation to operating profit (EBIT)					
Operating profit (EBIT)	99.0	142.3	255.9	569.3	658.8
Tax	-1.2	-0.1	-8.4	-0.6	2.0
EBIT less Tax	**97.8**	**142.2**	**247.5**	**568.7**	**660.8**
EBIT less Tax - Full year equivalent	**391.2**	**568.8**	**330.0**	**758.3**	**660.8**
Invested capital, opening balance	2,859.0	2,764.8	3,005.4	2,425.5	2,425.5
Invested capital, ending balance	2,827.9	2,851.3	2,827.9	2,851.3	3,005.4
Average invested capital	**2,843.5**	**2,808.1**	**2,916.7**	**2,638.4**	**2,715.5**
Return on Invested Capital (ROIC)	**13.8 %**	**20.3 %**	**11.3 %**	**28.7 %**	**24.3 %**

Glossary

Alternative Performance Measures Group

Adjusted Return on Invested Capital (Adjusted ROIC): TORM defines adjusted ROIC as earnings before interest and tax (EBIT) less tax and non-recurrent items, divided by the average invested capital less average impairment for the period. Invested capital is defined on page 31.

The Adjusted ROIC expresses the returns generated on capital invested in TORM adjusted for impacts related to non-recurrent items. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted ROIC is calculated as follows:

USDm	Q3 2025	Q3 2024	Q1-Q3 2025	Q1-Q3 2024	FY 2024
Reconciliation to operating profit (EBIT)					
Operating profit (EBIT)	99.0	142.3	255.9	569.3	658.8
Tax	-1.2	-0.1	-8.4	-0.6	2.0
EBIT less Tax	**97.8**	**142.2**	**247.5**	**568.7**	**660.8**
EBIT less Tax - Full year equivalent	**391.2**	**568.8**	**330.0**	**758.3**	**660.8**
Profit from sale of vessels	-1.3	-11.1	-16.2	-38.7	-51.3
EBIT less tax adjusted	**389.9**	**557.7**	**313.8**	**719.6**	**609.5**
Average invested capital [1]	2,843.5	2,808.1	2,916.7	2,638.4	2,715.5
Average impairment [2]	22.8	26.1	23.9	26.5	26.0
Average invested capital adjusted for impairment	**2,866.3**	**2,834.2**	**2,940.6**	**2,664.9**	**2,741.5**
Adjusted ROIC	**13.6 %**	**19.7 %**	**10.7 %**	**27.0 %**	**22.2 %**

[1] Average invested capital is calculated as the average of the opening and closing balance of invested capital.

[2] Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which TORM deems to be equivalent to interest for purposes of presenting EBITDA. Financial expenses consist of interest on borrowings, losses on foreign exchange transactions and bank charges. Financial income consist of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM's operating performance by increasing comparability of TORM's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, which may significantly affect profit/ (loss) between periods. Including EBITDA as a measure benefits investor in selection between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/ (loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented.

Due to the temporary fluctuations of the fair value of freight and bunker derivatives, Management believes that an adjustment for unrealized gain/losses on freight and bunker derivatives help to increase comparability in EBITDA developments. The adjusted EBITDA is calculated as follows:

USDm	Q3 2025	Q3 2024	Q1-Q3 2025	Q1-Q3 2024	FY 2024
Reconciliation to net profit					
Net profit for the period	77.6	130.7	199.2	534.1	611.5
Tax	1.2	0.1	8.4	0.6	-2.0
Financial expenses	23.7	18.4	59.1	55.5	74.1
Financial income	-3.5	-6.9	-10.8	-20.9	-24.8
Depreciation and amortization	53.1	49.4	158.5	139.3	192.0
EBITDA	**152.1**	**191.7**	**414.4**	**708.6**	**850.8**
Reconciliation to EBITDA					
EBITDA	152.1	191.7	414.4	708.6	850.8
Fair value adjustments on freight and bunker derivatives	7.3	-0.8	11.6	0.6	-6.6
Adjusted EBITDA	**159.4**	**190.9**	**426.0**	**709.2**	**844.2**

Glossary

Alternative Performance Measures Group

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, deferred tax assets, other investments, bunkers, accounts receivables, assets held for sale (when applicable), non-current tax liability related to held over gains, deferred tax liabilities, trade payables, current tax liabilities, dividend payable, provisions and deferred income. Invested capital measures the net investment used to achieve our operating profit. TORM believes that invested capital is a relevant measure which Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

USDm	30 September 2025	30 September 2024	31 December 2024
Tangible and intangible fixed assets	2,675.0	2,712.8	2,846.4
Investments in joint ventures	—	0.1	0.1
Deferred tax asset	0.3	2.0	3.1
Other investments	0.2	0.6	0.2
Inventories	65.0	64.3	68.4
Accounts receivables [1]	221.0	232.0	255.7
Assets held for sale	12.0	—	—
Non-current tax liability related to held over gains	-45.2	-45.2	-45.2
Deferred tax liability	-0.2	-0.3	-0.3
Trade payables [2]	-96.0	-102.9	-114.2
Current tax liabilities	-1.6	-1.8	-0.7
Provisions	-0.7	-0.6	-0.6
Prepayments from customers	-1.9	-9.7	-7.5
Invested capital	**2,827.9**	**2,851.3**	**3,005.4**

[1] Accounts receivables includes Trade receivables, Other receivables and Prepayments.

[2] Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

USDm	30 September 2025	30 September 2024	31 December 2024
Borrowings[1]	913.7	1,227.7	1,243.3
Loan receivables	-4.5	-4.5	-4.5
Cash and cash equivalents, including restricted cash	-219.7	-398.3	-291.2
Net interest-bearing debt	**689.5**	**824.9**	**947.6**

[1] Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 5 for information on capitalized loan costs.

Glossary

Alternative Performance Measures Group

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities. TORM finds the APM important as the liquidity expresses TORM's financial position, ability to meet current liabilities and cash buffer. Further, it expresses TORM's ability to act and invest when new possibilities occur.

USDm	30 September 2025	30 September 2024	31 December 2024
Cash and cash equivalents, including restricted cash	219.7	398.3	291.2
Undrawn credit facilities and committed facilities	432.6	150.9	323.6
Liquidity	**652.3**	**549.2**	**614.8**

Restricted cash 30 September 2025 amounts to USD 10.4m (30 September 2024: USD 5.2m, 31 December 2024: USD 19.3m)

Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds the APM important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.

USDm	Q3 2025	Q3 2024	Q1-Q3 2025	Q1-Q3 2024	FY 2024
Net cash flow from operating activities	119.5	237.7	363.9	706.1	826.8
Net cash flow from investing activities	-3.6	-149.9	44.9	-299.9	-442.1
Free cash flow	**115.9**	**87.8**	**408.8**	**406.2**	**384.7**

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

USDm	30 September 2025	30 September 2024	31 December 2024
Total vessel values (broker values)	2,864.4	3,866.1	3,582.9
Vessel values of purchased secondhand vessels not delivered (broker values)	37.5	215.8	—
Committed investment capital expenditure	9.8	17.7	13.9
Committed liability capital expenditure	-23.4	-120.9	-13.9
Goodwill	1.8	1.8	1.7
Other intangible assets	2.4	2.2	2.0
Land and buildings	9.2	10.0	8.1
Other plant and operating equipment	2.5	3.4	3.3
Investments in joint ventures	—	0.1	0.1
Loan receivables	4.5	4.5	4.5
Deferred tax asset	0.3	2.0	3.1
Other investments	0.2	0.6	0.2
Inventories	65.0	64.3	68.4
Accounts receivables [1]	221.0	232.0	255.7
Cash and cash equivalents incl. restricted cash	219.7	398.3	291.2
Deferred tax liability	-0.2	-0.3	-0.3
Borrowings [2]	-913.7	-1,227.7	-1,243.3
Trade payables [3]	-96.0	-102.9	-114.2
Current tax liabilities	-1.6	-1.8	-0.7
Provisions	-0.7	-0.6	-0.6
Prepayments from customers	-1.9	-9.7	-7.5
Total Net Asset Value (NAV)	**2,400.8**	**3,354.9**	**2,854.6**
Non-controlling interest	—	-1.4	-0.8
Total Net Asset Value (NAV) excl. non-controlling interest	**2,400.8**	**3,353.5**	**2,853.8**
Total number of shares, end of period excluding treasury shares (million)	98.0	95.2	97.3
Total Net Asset Value per share (NAV/share)	**24.5**	**35.2**	**29.3**

[1] Accounts receivables includes Trade receivables, Other receivables and Prepayments.
[2] Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 5 for information on capitalized loan costs.
[3] Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

Glossary

Alternative Performance Measures Tanker segment

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report 2024 and therefore we refer to the principles for these on pages 198-202 in the TORM plc Annual Report 2024. After the acquisition of Marine Exhaust Technology A/S on 01 September 2022, the following APMs relate to the primary segment, the Tanker segment.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue less port expenses, bunkers and commissions incl. freight and bunker derivatives. TORM reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Due to the temporary fluctuations of the fair value of freight and bunker derivatives, TORM believes that an adjustment for unrealized gain/losses on freight and bunker derivatives helps to increase comparability in TCE earning developments. Further, to be able to reconcile the TCE earnings to the TCE/day measure, adjusted TCE earnings are presented net of the fair value adjustments on freight and bunker derivatives. The TCE/day measure is calculated as the adjusted TCE earnings divided by available earning days. TCE earnings and adjusted TCE earnings are presented below:

USDm	Q3 2025	Q3 2024	Q1-Q3 2025	Q1-Q3 2024	FY 2024
Reconciliation to revenue					
Revenue	339.3	364.5	963.9	1,239.1	1,544.0
Port expenses, bunkers and commissions	-102.9	-101.1	-305.2	-319.0	-409.2
TCE earnings	**236.4**	**263.4**	**658.7**	**920.1**	**1,134.8**
Reconciliation to TCE earnings					
TCE earnings	236.4	263.4	658.7	920.1	1,134.8
Fair value adjustments on freight and bunker derivatives	7.3	-0.8	11.6	0.6	-6.6
Adjusted TCE earnings	**243.7**	**262.6**	**670.3**	**920.7**	**1,128.2**
Available earning days	7,859	7,788	23,808	23,234	31,287
TCE per earning day (USD)	31,012	33,722	28,151	39,626	36,061

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation and the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

USDm	30 September 2025	30 September 2024	31 December 2024
Vessel values (broker values)	2,864.4	3,866.1	3,582.9
Vessel values of purchased secondhand vessel not delivered (broker values)	37.5	215.8	—
Other committed investment CAPEX	9.8	17.7	13.9
Total vessel values	**2,911.7**	**4,099.6**	**3,596.8**
Borrowings [1]	909.3	1,223.3	1,241.3
- Debt regarding Land and buildings & Other plant and operating equipment	-8.2	-10.1	-8.4
Committed liability capital expenditure	23.4	120.9	13.9
Loan receivable	-4.5	-4.5	-4.5
Cash and cash equivalents, including restricted cash	-213.7	-390.5	-284.9
Total (loan)	**706.3**	**939.1**	**957.4**
Net Loan-to-value (LTV) ratio	**24.3 %**	**22.9 %**	**26.6 %**

[1] Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 5 for information on capitalized loan costs.